Exhibit 99.2

Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Eastern Branch, Agricultural Bank of China (“the Creditor”) Dated April 23, 2012

Main contents

Contract number: 81010120120000325;

Loan principal: RMB 30 million;

Loan term: from April 23, 2012 to April 22, 2013;

Fixed interest rate: Interest rate of loan shall be 110% of the benchmark rate announced by the People’s Bank of China;

Interest accrued and settled per month, interest settlement day is the 20th day of each month;
Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;
Penalty interest rate for embezzlement of loan proceeds: current interest rate *1;

Purpose of the loan is to repay the loans for the Company;

Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

Headlines of the articles omitted:

  Termination and explanation

  Undertaking of the Company

  Loan arrangement

  Interest clearing of the loan

  Payment of the loan

  Rights and obligation

  Interest penalty of loan

  Guarantee of the loan agreement

  Disputation settlement

  Validity

  Text